SilverCrest Reports 2021 Annual Financial Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - March 25, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's audited financial results for the year ended December 31, 2021. The audited consolidated financial statements and management's discussion and analysis for 2021 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com. All amounts herein are presented in United States Dollars, unless otherwise stated.

2021 Highlights

● In Q1, 2021, the Company announced positive results from the feasibility study for the Las Chispas Project (the "Feasibility Study") and commenced mine construction. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report"). The Technical Report was prepared by Ausenco Engineering Canada Inc. and its affiliate with the assistance of several other independent engineering companies and consultants.

● At the end of 2021, overall construction progress at Las Chispas was ahead of schedule at 86.2% complete compared to a scheduled completion of 79.3%. During 2021, the Company committed 75.2% ($103.6 million) of the $137.7 million Feasibility Study capital cost estimate. Of the remaining capital to be incurred in 2022, 20.7% ($8.9 million) is related to the Ausenco fixed price engineering, procurement and construction ("EPC") contract for process plant construction and 14.7% ($6.3 million) is unused contingency.

● At the end of 2021, SilverCrest had completed a total of 17.5 km of underground development since 2019 at Las Chispas. Approximately 1.8 km of additional development occurred in 2021 ahead of the Feasibility Study life of mine plan.

● At the end of 2021, after 1.9 million work-hours completed at site, the Company's Lost Time Injury Frequency Rate ("LTIFR") was 0.63 per 200,000 working hours and its Total Recordable Injury Frequency Rate ("TRIFR") was 4.11 per 200,000 working hours.

● SilverCrest's strict COVID-19 protocols, including its confined camp, resulted in no delays due to COVID-19 or any other reason in 2021 and also resulted in additional benefits in productivity.

● During 2021, the Company completed 114,143 metres of core drilling at Las Chispas, which predominantly focused on infill drilling of resources to support conversion to indicated resources for potential conversion to mineral reserves.

● During 2021, the Company completed an estimated 80,700 metres of exploration core drilling at El Picacho property located approximately 40 kilometres north of Las Chispas. Drilling was completed to test the Picacho Main Vein which contains an unqualified historic resource (please refer to the news release dated February 24, 2021 for further details) and initially drill test several other epithermal veins on the property.

● As at the end of 2021, SilverCrest had cash and cash equivalents of $176.5 million and $30.0 million remaining under a $120.0 million project financing facility (the "Credit Facility").

Las Chispas Expenditures

During 2021, Las Chispas expenditures recorded under mineral property, plant and equipment totalled $128.1 million, of which $14.6 million was for plant and equipment purchases, $55.5 million for construction in progress costs, and $58.0 million for mineral property costs.

El Picacho ("Picacho") Expenditures

The Company completed an estimated 80,700 metres of drilling at Picacho during 2021 and incurred a total of $10.4 million for the Picacho property under exploration and evaluation expenditures during this period. As of December 31, 2021, the Company had drilled an estimated cumulative 86,500 metres (331 drill holes) since acquiring the Picacho property in Q3, 2020. As of February 28, 2022, there was one surface rig active at Picacho. Results for this drilling are being compiled and will be released in H1, 2022.

Financial Results

At December 31, 2021, the Company held $176.5 million (2020 - $135.1 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from 2020 to 2021 include $190.6 million generated by financing activities net of associated costs, including the completion of a bought deal prospectus offering on February 22, 2021, for $131.4 million, the completion of two drawdowns on a Credit Facility totaling $60.0 million and the exercise of stock options for $2.8 million. These cash inflows were primarily offset by $120.4 million paid towards mineral property, plant, and equipment. Furthermore, the cash inflows were also offset by $32.9 million paid on the Company's operating activities, which was primarily made up of $10.4 million incurred on the exploration program at Picacho, $5.2 million of foreign exchange losses, $2.5 million paid on accounts payable and accrued liabilities and $10.7 million paid on net value-added taxes. At December 31, 2021, the Company had value-added taxes ("IVA") receivable in Mexico of $23.3 million (2020 - $12.2 million). The Company received aggregate IVA refunds of $6.2 million during 2021.

The Company has financed its operations to date through the issuance of common shares and debt. The Company currently has no operations from which to derive revenues. During 2021, the Company incurred a loss of $22.8 million (2020 - $59.9 million) and a comprehensive loss of $17.4 million (2020 - $55.3 million).

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of processing at the Las Chispas Mine is targeted for Q2, 2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's construction and exploration programs at the Las Chispas Project and the start up of processing at the Las Chispas Mine by Q2, 2022. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1